Exhibit 99.1

Sol-Gel Technologies Reports Third Quarter 2022 Financial Results and Provides Corporate Update

•	Growth trends for TWYNEO and EPSOLAY continue to improve, demonstrating robust uptake by prescribers

•	Sol-Gel’s cash runway expected to extend through the end of the first quarter of 2024

NESS ZIONA, Israel, November 10, 2022 (GLOBE NEWSWIRE) -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company focused on identifying, developing, commercializing or partnering branded and generic topical drug products for the treatment of skin diseases, announced today financial results for the third quarter ended September 30, 2022 and provided a corporate update.

Alon Seri-Levy, PhD, Chief Executive Officer of Sol-Gel, stated, “We are very pleased with the continued growth trajectory for both TYWNEO and EPSOLAY and the effective commercial efforts of our partner, Galderma. We continue to see prescriber adoption, have received positive feedback from the dermatology community, and are pleased to report that royalty growth is now in line with volume growth.”

“We are now realizing a royalty stream from net sales of both of our partnered products and are turning our attention to building out our pipeline and to identifying new revenue-generating opportunities for our products in international markets.”

Third Quarter 2022 and Recent Corporate Developments

•	Continuous improvements in growth trends, prescriber uptake and payer coverage for newly launching brands, TWYNEO and EPSOLAY.

•	In October, Sol-Gel announced the appointment of Michael Glezin to the position of Vice President, Business Development.

Third Quarter Financial Results

Revenue was $0.3 million for the quarter ending September 30, 2022, which was received from the Sol-Gel’s commercial partner, Galderma, resulting from the sales of EPSOLAY and TWYNEO, and recorded as license revenue. This compares to $8.8 million of revenue for the same period in 2021, which consisted of $7.5 million in Galderma licensing revenue and $1.3 million in collaboration revenue from partner Padagis.

Research and development expenses were $2.0 million for the quarter ending September 30, 2022, compared to $6.0 million for the same period in 2021. The decrease of $4.0 million was mainly attributed to a decrease of $2.3 million in expenses related to TWYNEO and EPSOLAY and a decrease of $1.8 million in research and development expenses related to the development of Sol-Gel’s proprietary assets.

General and administrative expenses were $1.8 million for the quarter ending September 30, 2022, compared to $2.1 million for the same period in 2021. The decrease of $0.3 million was mainly attributed to a decrease in professional services.

Sol-Gel reported a loss of $3.4 million for the third quarter of 2022 compared to net income of $1.3 million for the same period in 2021.

As of September 30, 2022, Sol-Gel had $25.5 million in cash, cash equivalents and deposits, and $9.8 million in marketable securities for a total balance of $35.3 million. the Company expects that its existing cash resources together with cash receipts from its previously announced agreements with Galderma regarding EPSOLAY and TWYNEO and the generics sale agreement with Padagis, will enable funding of operational and capital expenditure requirements through the first quarter of 2024.

About EPSOLAY

EPSOLAY is a topical cream containing benzoyl peroxide, 5%, for the treatment of inflammatory lesions of rosacea in adults. EPSOLAY utilizes a proprietary technology to encapsulate benzoyl peroxide within silica-based microcapsules to create a barrier between the medication and the skin. The silica-based shell is designed to slowly release benzoyl peroxide over time to provide a favorable efficacy and safety profile.

Visit www.epsolay.com for further information, including full Prescribing Information.

About TWYNEO

TWYNEO is a topical cream containing a fixed-dose combination of tretinoin, 0.1% and benzoyl peroxide, 3% cream for the treatment of acne vulgaris in adults and pediatric patients 9 years of age and older. TWYNEO is the first acne treatment that contains a fixed-dose combination of benzoyl peroxide and tretinoin. Tretinoin and benzoyl peroxide are widely prescribed separately for acne vulgaris; however, benzoyl peroxide causes degradation of the tretinoin molecule, thereby potentially reducing its effectiveness if used at the same time or combined in the same formulation. TWYNEO uses silica (silicon dioxide) core shell structures to separately micro-encapsulate tretinoin crystals and benzoyl peroxide crystals enabling inclusion of the two active ingredients in the cream.

Visit www.twyneo.com for further information, including full Prescribing Information.

About Sol-Gel Technologies

Sol-Gel is a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leveraged its proprietary microencapsulation technology platform for TWYNEO, which is approved for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to Galderma for U.S. commercialization. Founded in 1981, Galderma is the world’s largest independent dermatology company.

The Company’s pipeline also includes topical drug candidates SGT-210, SGT-310 and SGT-510 under investigation for the treatment of plaque psoriasis and other dermatologic indications.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the benefits we expect to receive under our agreement with Galderma; expected net sales and royalty income in line with volume growth of EPSOLAY and/or TWYNEO; and our expected cash runway. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we will not receive all of the anticipated benefits under our agreement with Galderma, the risk that EPSOLAY and/or TWYNEO will not provide treatment to the number of patients anticipated, risks that our cash runway will be shorter than expected, risks relating to the effects of COVID-19 (coronavirus) as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:

Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies

Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	December 31,	September 30,
	2021	2022
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$20,085	$8,501
Bank deposits	21,448	17,000
Marketable securities	1,709	9,799
Receivables from collaborative arrangements	13,065	10,783
Prepaid expenses and other current assets	800	1,472
TOTAL CURRENT ASSETS	57,107	47,555

NON-CURRENT ASSETS:
Long-term receivables from collaborative arrangements	7,402	-
Restricted long-term deposits and cash	1,298	1,287
Property and equipment, net	1,051	728
Operating lease right-of-use assets	1,501	988
Funds in respect of employee rights upon retirement	830	730
TOTAL NON-CURRENT ASSETS	12,082	3,733

TOTAL ASSETS	$69,189	$51,288
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$766	$167
Other accounts payable	10,145	1,741
Current maturities of operating leases liabilities	781	689
TOTAL CURRENT LIABILITIES	11,692	2,597

LONG-TERM LIABILITIES:
Operating leases liabilities	810	193
Liability for employee rights upon retirement	1,093	1,024
TOTAL LONG-TERM LIABILITIES	1,903	1,217
COMMITMENTS
TOTAL LIABILITIES	$13,595	$3,814

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2021 and September 30, 2022; issued and outstanding: 23,000,782 and 23,129,469 as of December 31, 2021 and September 30, 2022, respectively.	638	638
Additional paid-in capital	233,098	234,116
Accumulated deficit	(178,142)	(187,280)
TOTAL SHAREHOLDERS' EQUITY	55,594	47,474
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,189	$51,288

SOL-GEL TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2021	2022	2021	2022
COLLABORATION REVENUES	$2,965	-	$1,336	-
LICENSE REVENUES	$7,500	$3,783	$7,500	$261
TOTAL REVENUE	10,465	3,783	8,836	261
RESEARCH AND DEVELOPMENT EXPENSES	15,388	8,465	5,989	2,042
GENERAL AND ADMINISTRATIVE EXPENSES	6,625	5,357	2,129	1,844
OTHER INCOME, net	554	-	554	-
OPERATING INCOME (LOSS)	(10,994)	(10,039)	1,272	(3,625)
FINANCIAL INCOME, net	184	901	14	218
NET INCOME (LOSS) FOR THE PERIOD	$(10,810)	$(9,138)	$1,286	$(3,407)
BASIC INCOME (LOSS) PER ORDINARY SHARE	(0.47)	(0.40)	0.06	(0.15)
DILUTED INCOME (LOSS) PER ORDINARY SHARE	(0.47)	(0.40)	0.05	(0.15)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF INCOME (LOSS) PER SHARE :
BASIC	23,043,701	23,128,469	23,097,379	23,129,469
DILUTED	23,043,701	23,128,469	23,682,601	23,129,469